PETROSHARE CORP.
9635 Maroon Circle, Suite 400
Englewood, Colorado 80112

October 16, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        H. Roger Schwall, Assistant Director

Re:
PetroShare Corp.
Withdrawal of Registration Statement on Form S-1
(File No. 333-218096)

Dear Mr, Schwall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PetroShare Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-218096), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 19, 2017. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at PetroShare Corp., 9635 Maroon Circle, Englewood, Colorado 80112, facsimile number (303) 770-6885, with a copy to the Registrant’s counsel, Polsinelli PC, Attn: David J. Babiarz, 1401 Lawrence Street, Suite 2300, Denver, Colorado 80202, facsimile number (720) 228-2296.

United States Securities and Exchange Commission
H. Roger Schwall
October 16, 2019

If you should have any questions regarding this request, please do not hesitate to contact David J. Babiarz of Polsinelli PC at (303) 256-2749.

Very truly yours,

PetroShare Corp.

By:             /s/ Paul D. Maniscalco
Name:        Paul D. Maniscalco
Title:          Chief Financial Officer

cc:
David J. Babiarz, Esq., Polsinelli PC
Robert Reedy
Kevin Poli, Porter Hedges LLP